Exhibit 3.1

CERTIFICATE OF AMENDMENT

to the

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

of

KIROMIC BIOPHARMA, INC.

KIROMIC BIOPHARMA, INC. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware (“DGCL”), does hereby certify as follows:

1.       The name of the Corporation is Kiromic BioPharma, Inc. The Corporation’s original Certificate of incorporation was filed with the Secretary of State of the State of Delaware on May 27, 2016 under the name Kiromic, Inc. An Amended and Restated Certificate of Incorporation was filed on December 20, 2018. A Second Amended and Restated Certificate of Incorporation was filed on September 13, 2019. A Third Amended and Restated Certificate of Incorporation was filed on December 16, 2019. A Fourth Amended and Restated Certificate of Incorporation was filed on October 20, 2020. Certificates of Correction were filed on October 15, 2019, October 18, 2019, October 29, 2019 and October 29, 2019 and a Certificate of Amendment was filed on January 31, 2020.

2.       This Certificate of Amendment to the Fourth Amended and Restated Certificate of Incorporation was duly approved by the Corporation’s Board of Directors, in accordance with the applicable provisions of Sections 141 and 242 of the DGCL, and duly adopted by written consent of the holders of a majority of the outstanding shares of common stock of the Corporation, in accordance with the applicable provisions of Sections 228 and 242 of the DGCL.

3.       ARTICLE IV of the Corporation’s Certificate of Incorporation shall be amended by inserting Section 4.4 at the end of Article IV which shall read as follows:

“4.4.  Reverse Stock Split. As of 4:01 p.m. Eastern Time on March 10, 2023 (the “Effective Time”) of this Certificate of Amendment pursuant to the Section 242 of the General Corporation Law of the State of Delaware, each thirty (30) shares of the Corporation’s common stock, issued and outstanding immediately prior to the Effective Time (the “Old Common Stock”) shall automatically without further action on the part of the Corporation or any holder of Old Common Stock, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable shares of common stock, par value of  $0.001 per share (the “New Common Stock”), subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). The conversion of the Old Common Stock into New Common Stock will be deemed to occur at the Effective Time. From and after the Effective Time, certificates representing the Old Common Stock shall represent the number of shares of New Common Stock into which such Old Common Stock shall have been converted pursuant to this Certificate of Amendment. Holders who otherwise would be entitled to receive fractional share interests of New Common Stock upon the effectiveness of the reverse stock split shall be entitled to receive a whole share of New Common Stock in lieu of any fractional share created as a result of the Reverse Stock Split.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be duly adopted and executed in its corporate name and on its behalf by its duly authorized officer as of the 10th day of March, 2023.

KIROMIC BIOPHARMA, INC.

By:	/s/ Pietro Bersani
Name:	Pietro Bersani
Title:	Chief Executive Officer